Exhibit 99.1

Jeffs’ Brands: KeepZone AI Enters into Agent Agreement with Skyline Software Systems to Offer 3D Geospatial Visualization Solutions to Global Security Markets

Tel Aviv, Israel, March 27, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a non-exclusive Agent Agreement (the “Agreement”) with Skyline Software Systems, Inc. (“Skyline”), a  leading provider of 3D geospatial visualization software and services.

Under the terms of the Agreement, KeepZone is authorized to market, sell, and distribute Skyline’s proprietary 3D geographic information system  (“GIS”) and photogrammetry solutions, including its flagship TerraExplorer, PhotoMesh, and SkylineGlobe platforms - to end users in designated territories in the Middle East, Europe and Latin America as agreed between the parties.

These tools provide real-time 3D situational awareness, terrain visualization, and intelligence fusion capabilities that are widely used in defense, critical infrastructure protection, and homeland security applications.

The collaboration adds Skyline’s world-class 3D geospatial visualization to KeepZone’s existing AI-powered perimeter intrusion detection, radio frequency  (“RF”) spectrum intelligence, counter-drone, and threat detection portfolio of solutions. The addition of Skyline’s products adds to a comprehensive, multi-layered security ecosystems that provides operators with real-time 3D intelligence and decision-making ability across global security markets.

Alon Dayan, Chief Executive Officer of KeepZone, commented: “We believe our collaboration with Skyline represents a major leap forward in our mission to deliver integrated AI-driven security solutions. By adding Skyline’s proven 3D geospatial visualization technology to our portfolio, we can now offer end-to-end situational awareness platforms that meet the evolving demands of defense, critical infrastructure, and homeland security clients.”

The Agreement is the latest in KeepZone’s expansion of its homeland security product portfolio through non-exclusive distribution collaborations with leading Israeli and international technology providers.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, the potential marketing and distribution of Skyline’s products, potential customer engagements, the demand for homeland security technologies, and the belief that the Agreement aligns with KeepZone’s ongoing expansion strategy in global security markets. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com